                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                          CUBIST PHARMACEUTICALS, INC.
                                (Name of Issuer)

                          COMMON STOCK $.001 PAR VALUE
                         (Title of Class of Securities)

                                   229 678 610
                                 (CUSIP Number)

                                GINETTE DEPELTEAU
                                    SOFINOV,
                      SOCIETE FINANCIERE D'INNOVATION, INC.
                           1981 MCGILL COLLEGE AVENUE
                            MONTREAL, QUEBEC H3A 3C7
                                 (514) 847-5901

   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                               [OCTOBER 29, 1999]
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1 (e), 13d-1(f) or 13d-1(g), check the following box / /.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
                         (Continued on following pages)

-----------------
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 229 678 610
---------------- ---------------------------------------------------------------
1.               NAME OF REPORTING PERSON
                 S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                 SOFINOV, SOCIETE FINANCIERE D'INNOVATION, INC.
---------------- ---------------------------------------------------------------
2.               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                      (a) / /1
                                                                      (b) / /2
---------------- ---------------------------------------------------------------
3.               SEC USE ONLY

---------------- ---------------------------------------------------------------
4.               SOURCE OF FUNDS*: WC
---------------- ---------------------------------------------------------------
5.               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                 PURSUANT TO ITEMS 2(d) OR 2(e)                           / /3
---------------- ---------------------------------------------------------------
6.               CITIZENSHIP OR PLACE OF ORGANIZATION

                 MONTREAL, QUEBEC, CANADA
--------------------------------- -------- -------------------------------------
NUMBER OF SHARES                  7.       SOLE VOTING POWER:
BENEFICIALLY                               2,997,335(1)
OWNED BY EACH
REPORTING PERSON
WITH
                                  -------- -------------------------------------
                                           SHARED VOTING POWER:
                                  8.       --
                                  -------- -------------------------------------
                                           SOLE DISPOSITIVE POWER:
                                  9.       2,997,335
                                  -------- -------------------------------------
                                           SHARED DISPOSITIVE POWER:
                                  10.      --
---------------- ---------------------------------------------------------------
11.              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 2,997,335
---------------- ---------------------------------------------------------------
12.              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                 CERTAIN  SHARES                                          / /4
---------------- ---------------------------------------------------------------
13.              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

                 16.0%
---------------- ---------------------------------------------------------------
14.              TYPE OF REPORTING PERSON: CO
---------------- ---------------------------------------------------------------
         (1) Includes 1,111,112 shares of Common Stock of the Company issuable upon exercise of a warrant. See Item 4 below.
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 229 678 610
---------------- ---------------------------------------------------------------
1.               NAME OF REPORTING PERSON
                 S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                 CAISSE DE DEPOT ET PLACEMENT DU QUEBEC.
---------------- ---------------------------------------------------------------
2.               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                      (a) / /5
                                                                      (b) / /6
---------------- ---------------------------------------------------------------
3.               SEC USE ONLY

---------------- ---------------------------------------------------------------
4.               SOURCE OF FUNDS*:  WC
---------------- ---------------------------------------------------------------
5.               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                 PURSUANT TO ITEMS 2(d) OR 2(e)                           / /7
---------------- ---------------------------------------------------------------
6.               CITIZENSHIP OR PLACE OF ORGANIZATION

                 MONTREAL, QUEBEC, CANADA
--------------------------------- -------- -------------------------------------
NUMBER OF SHARES                  7.       SOLE VOTING POWER:
BENEFICIALLY                               2,997,335(1)
OWNED BY EACH
REPORTING PERSON
WITH
                                  -------- -------------------------------------
                                           SHARED VOTING POWER:
                                  8.       --
                                  -------- -------------------------------------
                                           SOLE DISPOSITIVE POWER:
                                  9.       2,997,335
                                  -------- -------------------------------------
                                           SHARED DISPOSITIVE POWER:
                                  10.      --
---------------- ---------------------------------------------------------------
11.              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 2,997,335
---------------- ---------------------------------------------------------------
12.              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                 CERTAIN  SHARES                                          / /8
---------------- ---------------------------------------------------------------
                 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

13.              16.0%
---------------- ---------------------------------------------------------------
14.              TYPE OF REPORTING PERSON: CO
---------------- ---------------------------------------------------------------
         (1) Includes 1,111,112 shares of Common Stock of the Company issuable upon exercise of a warrant. See Item 4 below.
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

         This Amendment No. 2, dated October 29, 1999, to the statement on
Schedule 13D filed in hard copies with the Securities and Exchange Commission (the "SEC") on September 23, 1998, as amended by Amendment No. 1 filed with the SEC on September 14, 1999 (as amended, the "Schedule 13D") is being filed jointly on behalf of Caisse de depot et placement du Quebec ("CDPQ") and by its wholly-owned subsidiary, SOFINOV, Societe financiere d'innovation, inc. ("Sofinov") pursuant to Rule 13d-2(a) under the Securities Exchange Act of 1934, as amended (the "Exchange Act") pursuant to a Joint Filing Agreement dated October 29, 1999, between CDPQ and Sofinov, a copy of which is attached hereto as Exhibit 1.

     Because this Amendment No. 2 is the first electronic filing via Edgar, the Schedule 13D is hereby amended and restated as follows:

ITEM 1.           SECURITY AND ISSUER.

                  This Schedule 13D relates to the Common Stock, par value $.001 per share ("Common Stock"), of Cubist Pharmaceuticals, Inc., a Delaware corporation (the "Company"). The address of the principal executive offices of the Company is 24 Emily Street, Cambridge, Massachusetts 02139.

ITEM 2.           IDENTITY AND BACKGROUND

                  This Schedule 13D is filed jointly on behalf of CDPQ, a corporation without share capital and an agent of the Crown in right of the Province de Quebec, created by a special act of the Legislature of the Province de Quebec, and Sofinov, a legal entity duly incorporated under part 1A of the Companies ACT (Quebec) and a wholly-owned subsidiary of CDPQ, pursuant to Rule 13d-1(f)(1) under the Exchange Act.

                  The principal business address and the principal office address of each of CDPQ and Sofinov is 1981, Avenue McGill College, Suite 1330, Montreal, Quebec, H3A 3C7, Canada. The name, business address, citizenship and present principal occupation of each director and executive officer of CDPQ and Sofinov are set forth on Schedule I.

                  To the best knowledge of CDPQ and Sofinov, none of the persons listed on Schedule I has, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                  All the funds required to purchase the Initial Shares (as defined below) were obtained from the working capital of Sofinov.

ITEM 4.           PURPOSE OF TRANSACTION

                  Pursuant to a Purchase Agreement (the "Purchase Agreement") dated September 10, 1998, Sofinov acquired beneficial ownership of 3,497,335 shares of Common Stock in a private placement through (i) the purchase of 2,386,223 shares of Common Stock (the "Initial Shares") with an exercise price as set forth in Exhibit 2 for an aggregate purchase price of US$5,287,002 (the "Purchase Price") and (ii) the granting by the Company to Sofinov of a warrant (the "Warrant") exercisable in whole or in part into 1,111,112 shares of Common Stock (the "Warrant Shares") with an expiration date of September 23, 2003.

                  Pursuant to the exercise of certain registration rights granted to Sofinov in connection with the private placement, the Initial Shares and the Warrant Shares were registered for resale by Sofinov on a Registration Statement on Form S-3 which was filed with the SEC on September 30, 1998.

                  On September 14, 1999, Sofinov sold 500,000 Initial Shares for US$7,627,501, as set forth on Exhibit 3.

                  Pursuant to the Purchase Agreement, Sofinov has the right to designate one person to be elected to the board of directors of the Company. The Company has agreed to take all steps necessary and appropriate and otherwise use its best efforts to cause the individual designated by Sofinov to be duly and properly elected to the board of directors of the Company. This right will terminate when Sofinov ceases to own at least thirty-three and one-third percent (33 1/3%) of the Initial Shares purchased by it under the Purchase Agreement.

                  Except as specifically set forth in this Item 4, neither CDPQ nor Sofinov has any plans or proposals which relate to or would result in any of the actions or effects set forth in items (a) through (j) of Item 4 of Schedule 13D, although either of them may develop such plans or proposals.

                  CDPQ and Sofinov intend to review on a continuing basis their investment in the Company. As of the date of this Schedule 13D, no determination has been made by CDPQ or Sofinov to acquire additional shares of Common Stock or dispose of any shares of Common Stock now held by them, although either of them may decide to so acquire or dispose of shares of Common Stock. Any such determination will depend on market conditions prevailing from time to time and on other conditions which may be applicable depending on the nature of the transaction or transactions involved.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER

     (a) Sofinov is the direct beneficial owner of 2,997,335 shares of Common Stock (including the Warrant Shares)(the "Sofinov Shares"). CDPQ may be deemed to be the indirect, beneficial owner of the Sofinov Shares. The Sofinov Shares represent approximately 16.0% of the 17,569,657 shares of Common Stock of the Company outstanding on the date hereof, based upon information provided by the company, plus the Warrant Shares.

     (b)          CDPQ has the power to vote and dispose of the Sofinov Shares.

     (c) Except as set forth in this Schedule 13D, none of CDPQ, Sofinov or, to the best knowledge of CDPQ or Sofinov, any person named on Schedule I hereto, owns any shares of the Company's Common Stock, and none has purchased or sold any shares of the Company's Common Stock during the past 60 days.

     (d) Except as set forth in this Schedule 13D, no person is known by CDPQ or Sofinov to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock of the Company beneficially owned by CDPQ and Sofinov.

     (e)          Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

                  Except as set forth in this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons referred to in Item 2 of this Schedule 13D or between such persons and any other person with respect to any of the securities of the Company, including, but not limited to, any relating to the transfer or voting of any of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

ITEM 7.           MATERIALS TO BE FILED AS EXHIBITS

                  1. Joint Filing Agreement dated October 29, 1999 by and
                     between Sofinov and CDPQ.

                  2. Joint Filing Table of Sales and Purchases of Cubist
                     Pharmaceuticals, Inc.

                  3. Joint Filing Table of Dates, Number of Shares sold and
                     price per Share of Sales.

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:        October  29, 1999

                        SOFINOV, SOCIETE FINANCIERE D'INNOVATION, INC.

                        By:
                           ------------------------------------------
                               Name:  Ginette Depelteau
                               Title: Corporate Secretary


                        CAISSE DE DEPOT ET PLACEMENT DU QUEBEC.

                        By:
                           ------------------------------------------
                               Name:  Ginette Depelteau
                               Title: General Secretary - Director

                                   SCHEDULE I

               LIST OF EXECUTIVE OFFICERS AND DIRECTORS OF SOFINOV




DIRECTORS                      BUSINESS ADDRESS                                              PRINCIPAL
                                                                                            OCCUPATION

Jean-Claude Scraire            Caisse de depot et placement du Quebec                       Chairman
                               1981, Avenue McGill College
                               Montreal (Quebec) H3A 3C7

Line Boisvert                  Caisse de depot et placement du Quebec                       Director and
                               1981, Avenue McGill College                                  Portfolio
                               Montreal (Quebec) H3A 3C7                                    Manager

Jacques M. Brault              Levesque Beaubien Geoffrion Inc.                             Senior Vice-
                               1155, Metcalfe, 5(e) etage                                   President
                               Montreal, (Qubec) H3B 4S9

Denis Dionne                   SOFINOV, Societe financiere d'innovation, inc.               President
                               1981, Avenue McGill College
                               Montreal (Quebec) H3A 3C7

Claude Lajeunesse              Ryerson Polytechnic University                               President and
                               350, Victoria Street                                         Vice Chancellor
                               Toronto (Ontario) H2M 2V1

Serge Martin                   Martin International                                         President
                               500, Place d'Armes, Suite 2910
                               Montreal, (Qubec) H2Y 2W2

Guy Morneau                    Regie des rentes du Quebec                                   Chairman of the
                               2600 boul. Laurieir, bureau 546                              Board and
                               Qubec (Qubec) G1V 4T3                                        President

Normand Provost                Caisse de depot et placement du Quebec                       Vice-President
                               1981, Avenue McGill College                                  Coordinator
                               Montreal (Quebec) H3A 3C7

                                   SCHEDULE 1

               LIST OF EXECUTIVE OFFICERS AND DIRECTORS OF SOFINOV


OFFICERS                       BUSINESS ADDRESS                                                  PRINCIPAL
                                                                                                OCCUPATION

Jean-Claude Scraire            Caisse de depot et placement du Quebec                             Chairman
                               1981, Avenue McGill College
                               Montreal (Quebec) H3A 3C7

Denis Dionne                   SOFINOV, Societe financiere d'innovation, inc.                    President
                               1981, Avenue McGill College
                               Montreal (Quebec) H3A 3C7

Pierre Pharand                 SOFINOV, Societe financiere d'innovation, inc.                  Vice-President
                               1981, Avenue McGill College
                               Montreal (Quebec) H3A 3C7

Bertrand Lauzon                Caisse de depot et placement du Quebec                         Vice-President,
                               1981, Avenue McGill College                                   Finance and Control
                               Montreal (Quebec) H3A 3C7

Ginette Depelteau              Caisse de depot et placement du Quebec                            Secretary
                               1981, Avenue McGill College
                               Montreal (Quebec) H3A 3C7

                                   SCHEDULE 1

                LIST OF EXECUTIVE OFFICERS AND DIRECTORS OF CDPQ


DIRECTORS                                BUSINESS ADDRESS                                       PRINCIPAL
                                                                                               OCCUPATION

Jean-Claude Scraire                      Caisse de depot et placement du Quebec                Chairman
                                         1981, avenue McGill College
                                         Montreal (Quebec) H3A 3C7

Guy Morneau                              Regie des rentes du Quebec                            Chairman of the
                                         2600, boul. Laurier, bureau 546                       Board and
                                         Quebec (Quebec)  G1V 4T3                              President

Jean-Claude Bachand                      Byers Casgrain                                        Lawyer
                                         1, Place Ville-Marie
                                         Bureau 3900
                                         Montreal (Quebec) H3B 4M7

Claude Beland                            La Confederation des Caisses populaires et            President
                                         d'economie Desjardins du Quebec
                                         100, avenue des Commandeurs
                                         Levis (Quebec) G6V 7N5

Luc Bessette                             Commission administrative des regimes                 President
                                         de retraite et d'assurances
                                         475, rue Saint-Amable
                                         Quebec (Quebec)  G1R 5X3

Rodrigue Biron                           Rodrigue Biron & Associes
                                         305, chemin de la Place St-Laurent
                                         St-Augustin-de-Desmaures
                                         Cap-Rouge (Quebec)  G1Y 3G9

Yves Filion                              Hydro-Quebec                                          Deputy Chief
                                         75, boul. Rene-Levesque Ouest                         Executive Officer
                                         Montreal (Quebec)                                     and Chief Financial
                                         H2Z 1A4                                               Officer

Jean-Yves Gagnon                         Societe de l'assurance automobile du Quebec           General Manager
                                         333, boul. Jean-Lesage
                                         Quebec (Quebec)  G1K 8J6

Henri Masse                              Federation des travailleurs et travailleuses du       President
                                         Quebec
                                         545, boul. Cremazie Est, 17(e) etage
                                         Montreal, (Quebec) H2M 2V1

                                   SCHEDULE 1

                LIST OF EXECUTIVE OFFICERS AND DIRECTORS OF CDPQ


DIRECTORS                                BUSINESS ADDRESS                                       PRINCIPAL
                                                                                               OCCUPATION

Gilles Godbout                           Ministere des Finances                                Deputy Minister
                                         12, rue St-Louis
                                         Quebec (Quebec) G1R 5L3

Thomas O. Hecht                          Technologies IBEX Inc.                                Chairman Emeritus
                                         5485, rue Pare
                                         Montreal (Quebec)  H4P 1P7

Gerald Larose                            Confederation des syndicats nationaux
                                         1601, rue Delorimier
                                         Montreal (Quebec) H2K 4M5

Nicole Trudeau                           Commission municipale du Quebec                       Vice-President
                                         2, Complexe Desjardins
                                         Suite 3100, East Tower
                                         Montreal (Quebec) H5B 1B2

                                   SCHEDULE 1

                LIST OF EXECUTIVE OFFICERS AND DIRECTORS OF CDPQ


OFFICERS                                 BUSINESS ADDRESS                                  PRINCIPAL
                                                                                          OCCUPATION

Jean-Claude Scraire                      Caisse de depot et placement du                Chairman
                                         Quebec
                                         1981, avenue McGill College
                                         Montreal (Quebec) H3A 3C7

Fernand Perreault                        Same                                           Senior Vice-president
                                                                                        Caisse Real Estate
                                                                                        Group and Mortgage
                                                                                        Investments

Michel Nadeau                            Same                                           Senior Vice-president
                                                                                        Investment Planning and
                                                                                        Strategic Affairs

Ginette Depelteau                        Same                                           General  Secretary -
                                                                                        Director

                                  EXHIBIT INDEX

Exhibit
-------

1. Joint Filing Agreement dated October 29, 1999 by and between Sofinov and
   CDPQ.

2. Joint Filing Table of Sales and Purchases of Cubist Pharmaceuticals, Inc.

3. Joint Filing Table of Dates, Number of Shares sold and price per Share of Sales.

                                    EXHIBIT 1

                                    AGREEMENT

         The undersigned hereby agree that this statement on Schedule 13D with respect to beneficial ownership of shares of common stock of Cubist Pharmaceuticals, Inc. is filed jointly, on behalf of each of them.

Dated:   October 29, 1999

                      SOFINOV, SOCIETE FINANCIERE D'INNOVATION, INC.

                      By:
                         -----------------------------------------------
                           Name:    Denis Dionne
                           Title:   President

                      By:
                         -----------------------------------------------
                           Name:    Ginette Depelteau
                           Title:   Corporate Secretary

                      CAISSE DE DEPOT ET PLACEMENT DU QUEBEC.

                      By:
                         -----------------------------------------------
                           Name:    Michel Nadeau
                           Title:   Senior Vice-president
                                    Investment Planning and Strategic Affairs

                      By:
                         -----------------------------------------------
                           Name:    Ginette Depelteau
                           Title: General Secretary - Director

                                    EXHIBIT 2

--------------------------------------------------------------------------------
                         TABLE OF SALES AND PURCHASES OF
                          CUBIST PHARMACEUTICALS, INC.
--------------------------------------------------------------------------------


                                    PURCHASES
--------------------------------------------------------------------------------
                                                        PRICE PER SHARE
DATE                          NUMBER OF SHARES          IN US DOLLARS
----                          ----------------          -------------

September 1998
--------------
     10                            164,000                1.75   *
     23                          2,222,223                2.25   *

*   Purchases effected in United States

                                    EXHIBIT 3

--------------------------------------------------------------------------------
                                TABLE OF SALES OF
                          CUBIST PHARMACEUTICALS, INC.
--------------------------------------------------------------------------------


                                      SALES
------------------------------------------------------------------------------------------------------------------------------------
                                                        PRICE PER SHARE
DATE                           NUMBER OF SHARES          IN US DOLLARS
----                           ----------------          -------------

September 1999.
---------------
     14                            500,000                 10.35  *

*   Sales effected in United States